[Letterhead of Green Dot Corporation]
December 12, 2014
VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Green Dot Corporation
Request to Withdraw Registration Statement on Form S-3
File No. 333-200873
Ladies and Gentlemen:
Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Green Dot Corporation, a Delaware corporation (the “Company”), hereby respectfully requests immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-200873) filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2014, together with all exhibits thereto (the “Registration Statement”).
The Company requests withdrawal of the Registration Statement because the Registration Statement was inadvertently filed as form type “S-3” instead of form type “S-3ASR.” The Company intends to file a new automatic shelf registration statement with the proper EDGAR codes to identify it as a filing on form type “S-3ASR” shortly after submitting this request. The Company confirms that no securities have been sold pursuant to the Registration Statement. Furthermore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.
In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.
It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Securities and Exchange Commission

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact Andrew D. Friedman of Gibson, Dunn & Crutcher LLP at (213) 229-7761.
Sincerely,
/s/ John C. Ricci
Name: John C. Ricci
Title: General Counsel